Exhibit 99.1

Silicon Motion Announces Preliminary First Quarter 2022 Revenue and Earnings Conference Call Details

TAIPEI, Taiwan and MILPITAS, Calif., April 8, 2022 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”), a global leader in NAND flash controllers for solid state storage devices, announces that based on its preliminary first quarter financial results, sequential revenue growth is expected to be slightly above the high-end of its original guidance range of $225 million to $238 million, which the company issued on January 27, 2022. Gross margin (non-GAAP) is expected to be approximately 52%, above the company’s original 49.5% to 51.5% guidance range.

The Company will release its first quarter 2022 financial results after the market closes on May 4, 2022 and will host a conference call on May 5 at 8:00 a.m. Eastern Time. Participants must pre-register using the link below in order to participate in the live call.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

CONFERENCE CALL DETAILS:

Participants must register in advance to join the conference using the link provided below and should dial in 10 minutes prior to the call start time. Conference access information (including dial-in numbers, the passcode, and a unique access pin) will be provided in the email received upon registration.

Participant Online Registration:

http://apac.directeventreg.com/registration/event/6583836

REPLAY NUMBERS (for 7 days):

USA (Toll Free):	1 855 452 5696
USA (Toll):	1 646 254 3697
Participant Passcode:	6583836

This call will be webcasted on the Company’s website at www.siliconmotion.com.

ABOUT SILICON MOTION:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with the uncertainties associated with the ongoing global outbreak of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain such as the Delta and Omicron variants; the recent increases in tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 12, 2021. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contacts:

Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: ir@siliconmotion.com	E-mail: ir@siliconmotion.com